EXHIBIT 99.1

ZJK Industrial Boosts Production Efficiency for AI Servers and Robotics components with Patented Six-Flap Eccentric Chuck

Shenzhen, China, Aug. 20, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced the integration of a six-flap eccentric chuck into its production line for machining irregularly shaped, eccentric, and thin-walled workpieces. This advanced chuck significantly improves production efficiency, reduces the risk of workpiece deformation, and minimizes reliance on operator alignment skills.

The core advantage of this six-flap eccentric chuck lies in its ability to efficiently, precisely, and conveniently clamp challenging workpieces that are difficult to secure using traditional clamping methods.

Patented by the China National Intellectual Property Administration with a 10-year term, the chuck features a unique eccentric structure that automatically adapts to the geometric center of a workpiece. It is especially effective when the geometric center (or center of gravity) does not coincide with the rotational center, or when handling workpieces with non-standard contours, such as non-circular, polygonal, or bossed/recessed surfaces. This structural innovation significantly reduces or even, in certain applications, eliminates the need for manual alignment, greatly improving clamping efficiency and consistency. It is particularly well-suited for batch processing of workpieces that share the same design but may exhibit minor variations from casting or forging.

Furthermore, the chuck distributes clamping force evenly across the contact area, especially when the jaws are custom-fitted to the shape of the workpiece. This reduces the risk of deformation, making it ideal for securing thin-walled, easily deformable parts—such as rings or sleeves—without causing flattening or distortion. Its high structural rigidity also enables it to withstand high cutting forces after clamping.

The new chuck can be easily integrated into automated or semi-automated production lines, allowing for fast and reliable clamping and unclamping through a single, simple operation. This reduces the technical requirements for operators and supports ZJK’s ongoing automation efforts.

Overall, the six-flap eccentric chuck offers excellent flexibility and cost-effectiveness, helping ZJK reduce clamping times and improve processing capabilities for complex components.

Irregular or bespoke workpieces—such as custom chassis, accelerator sleds, brazed micro-channel blocks, custom brackets, seals, and EMI shields—are becoming increasingly critical in AI servers, robotics and industrial automation. Parallel to the rapid expansion of global AI server market, particularly accelerator-server segment, the demand for irregular and bespoke components is accelerating.

The opportunity for suppliers of these specialized components is substantial, driven directly by surging AI-infrastructure investment and build-out of advanced cooling and precision-machining ecosystems. From an operational and technological standpoint, Computer Numerical Control (CNC) milling dominates the precision-machining revenue mix—the exact processes at the core of ZJK’s expertise. The Company’s new chuck technology, with enhanced gripping accuracy and versatility, positions ZJK at the forefront of manufacturing irregular components for AI-servers, robotics and industrial automation. This advancement reinforces the Company’s industry leadership while accelerating its market-share gains in this high-growth segment.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company's website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com